Exhibit 12(a)

IDACORP, INC.
Consolidated Financial Information
Supplemental Ratio of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)

	2001	2002	2003	2004	2005

Earnings, as defined:
Income before income taxes	$189,860	$10,525	$25,459	$48,213	$76,582
Adjust for distributed income of equity
investees	(1,620)	(2,544)	(20,536)	26,616	4,069
Equity in loss of equity method
investments	296	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	(612)	(211)	(435)	(48)	-
Supplemental fixed charges, as below	86,818	64,257	69,679	67,654	65,991
Total earnings, as defined	$274,742	$72,027	$74,167	$142,435	$146,642

Fixed charges, as defined:
Interest charges	$75,305	$60,031	$64,813	$61,269	$62,962
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	8,142	857	1,915	3,216	-
Rental interest factor	1,587	1,770	1,406	1,652	1,417
Total fixed charges	$85,034	$62,658	$68,134	$66,137	$64,379

Supplemental increment to fixed
charges *	1,784	1,599	1,545	1,517	1,612

Total supplemental fixed charges	$86,818	$64,257	$69,679	$67,654	$65,991

Supplemental ratio of earnings to fixed
Charges	3.16x	1.12x	1.06x	2.11x	2.22x

* Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.